NORTHWEST
LAW GROUP		Suite 704, 595 Howe Street Box 35
Vancouver, British Columbia
Stephen F.X. O’Neill*†	Michael F. Provenzano	Canada V6C 2T5
Alan H. Finlayson	Christian I. Cu*†◊
Charles C. Hethey*◊	Brian S.R. O’Neill*†◊	Telephone: (604) 687-5792
Facsimile: (604) 687-6650
Northwest Law Group is an association of independent lawyers and law corporations.

File #0267
January 11, 2013
VIA EDGAR

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Coleman, Mining Engineer

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012
	-	SEC File No. 000-50033

We write on behalf of the Company in response to your comment letter dated December 12, 2012 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K (the “Original 10-K”). The Company has filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 1 to the Original 10-K on Form 10-K/A (the “Amended Form 10-K). We also provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2011

GENERAL

1.

WE NOTE YOUR DISCLOSURE OF DRILL-INFERRED TONNAGES THROUGHOUT YOUR FILING. ONLY PROVEN OR PROBABLE RESERVES MAY BE DISCLOSED IN FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PURSUANT TO PARAGRAPH (b)(5)(3) OF INDUSTRY GUIDE 7. PLEASE REVISE TO REMOVE ALL MINERAL ESTIMATES OTHER THAN THOSE RECOGNIZED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

In response to this comment, the Company has amended its disclosure throughout the Amended Form 10-K to delete all references to “drill-inferred” and to amend all references of “mineralized sands” to refer only to “sands.”

2.

THE TERMS EXPLORATION, DEVELOPMENT, AND PRODUCTION HAVE SPECIFIC DEFINITIONS UNDER INDUSTRY GUIDE 7. WITHOUT A MINERAL RESERVE, COMPANIES ARE IN THE EXPLORATION STAGE. PLEASE REVISE YOUR FILING TO CLARIFY THROUGHOUT YOUR FILING THAT YOU ARE CURRENTLY IN THE EXPLORATION STAGE PURSUANT TO PARAGRAPH (A)(4)(I) OF INDUSTRY GUIDE 7.

In response to this comment, the Company has amended its disclosure on page 4 of the Amended Form 10-K under the heading “General” to make clear that the Company is in the exploration stage. The Company

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
◊ Also of the New York State Bar	† Also of the Washington State Bar

Northwest Law Group	2
January 11, 2013

United States Securities and Exchange Commission
Attention: John Coleman, Mining Engineer

has further amended descriptions of the Company’s “exploration and development” activities throughout to the Amended Form 10-K to refer solely to “exploration” activities.

3.	AS AN EXHIBIT TO YOUR FILING, PLEASE PROVIDE CONSENTS FROM THE CONSULTANTS NAMED IN YOUR FILING FOR THE USE OF THEIR NAME AND WORK AS CITED IN YOUR DISCLOSURE.

In response to this comment, the Company has attached as an exhibit to the Amended Form 10-K the consent from its independent consultant, AuRIC Metallurgical Laboratories LLC. The Company has also removed references to any other independent consultants whose work is cited in the Company’s mineral property disclosure.

THE COLUMBUS PROJECT PAGE 10

4.	PLEASE DISCLOSE THE FOLLOWING INFORMATION FOR EACH OF YOUR PROPERTIES:

DESCRIBE THE PROCESS BY WHICH MINERAL RIGHTS ARE ACQUIRED AT THIS LOCATION AND THE BASIS AND DURATION OF YOUR MINERAL RIGHTS, SURFACE RIGHTS, MINING CLAIMS OR CONCESSIONS.

PROVIDE AN INDICATION OF THE TYPE OF CLAIM OR CONCESSION SUCH AS PLACER OR LODE, EXPLORATION OR EXPLOITATION, WHETHER THE MINING CLAIMS ARE STATE OR FEDERAL MINING CLAIMS, PATENTED OR UNPATENTED CLAIMS, MINING LEASES, OR MINING CONCESSIONS.

PLEASE INCLUDE CERTAIN IDENTIFYING INFORMATION, SUCH AS THE PROPERTY NAMES, CLAIM NUMBERS, GRANT NUMBERS, MINING CONCESSION NAME OR NUMBER, AND DATES OF RECORDING AND EXPIRATION THAT IS SUFFICIENT TO ENABLE THE CLAIMS TO BE DISTINGUISHED FROM OTHER CLAIMS THAT MAY EXIST IN THE AREA OR YOUR PROPERTIES. THIS INFORMATION MAY BE INCLUDED AS AN EXHIBIT TO YOUR FILING.

THE CONDITIONS THAT MUST BE MET TO RETAIN YOUR CLAIMS OR LEASES, INCLUDING QUANTIFICATION AND TIMING OF ALL NECESSARY PAYMENTS, ANNUAL MAINTENANCE FEES, AND DISCLOSURE OF WHO IS RESPONSIBLE FOR PAYING THESE FEES.

PLEASE ENSURE THAT YOU FULLY DISCUSS THE MATERIAL TERMS OF THE LAND OR MINERAL RIGHT SECURING AGREEMENTS, AS REQUIRED UNDER PARAGRAPH (b)(2) OF INDUSTRY GUIDE 7.

With respect to the mineral claims making up the Company’s mineral projects, the Company has:

(i)	amended its disclosure to specifically provide that such mineral claims are unpatented federal placer claims on BLM land;

(ii)	has provided summary disclosure of how the Company acquired its interest in the mineral claims to which it has a 100% interest, being the “CSM Claims” and “Ireland Claims”;

(iii)	provided disclosure specifying that annual maintenance fees must be paid to the BLM in order to maintain the mineral claims making up the Company’s mineral projects; and

(iv)

included as Exhibits 99-1 and 99-2 to the Amended Form 10-K, lists of each of the mineral claims making up the Columbus Project and Red Mountain Project, respectively, which lists include the relevant claim numbers, location date, and next assessment year.

Northwest Law Group	3
January 11, 2013

United States Securities and Exchange Commission
Attention: John Coleman, Mining Engineer

The Company believes that its existing disclosure regarding the agreements governing its rights to mineral claims that it held a less than 100% interest in as of the period covered by the Original 10-K, being the “DDB Claims” and the claims making up the Red Mountain Project, adequately disclose the material terms of those agreements.

EXPLORATION ACTIVITIES PAGE 13

5.

WE NOTE YOUR DISCLOSURE OF THE RESULTS OF DRILLING AND SAMPLING DATA ASSOCIATED WITH YOUR EXPLORATION ACTIVITIES. WHEN REPORTING THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES, PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE SPECIFIC SAMPLE IDENTIFICATION NUMBER, THE SAMPLE TYPE, THE SAMPLE LOCATION, THE TOTAL SAMPLE SIZE OR TOTAL DRILL HOLE LENGTH, THE MINERALIZED AREA OF SIGNIFICANCE, AND THE SAMPLE RESULT OF THE MINERALIZED AREA OF SIGNIFICANCE. GENERALLY USE TABLES TO IMPROVE THE READABILITY OF SAMPLE AND DRILLING DATA.

In response to this comment, the Company has amended its disclosure for the Columbus Project under the heading “Exploration Activities” to include tables specifically disclosing the identification number of each drill hole from its 2007, 2008, 2009 and 2010 drilling programs, the total length of each drill hole and the average grade for each drill hole.

6.

PLEASE PROVIDE A BRIEF DESCRIPTION OF YOUR SAMPLE COLLECTION, SPLITTING AND COMPOSITING PROCEDURES, SAMPLE PREPARATION, AND THE PROCEDURES USED TO DEVELOP YOUR ANALYTICAL RESULTS. IN ADDITION, PLEASE DISCLOSE ANY QUALITY ASSURANCE/QUALITY CONTROL (QA/QC) PROTOCOLS YOU HAVE DEVELOPED FOR YOUR EXPLORATION PROGRAM.

In response to this comment, the Company has added additional disclosure with respect to its Columbus Project under the heading “Exploration Activities” to provide a summary of the Company’s sample collection procedures and QA/QC protocols for the Columbus Project.

ANALYTICAL METHODOLOGY PAGE 16

7.

WE NOTE YOUR DISCLOSURE INDICATING THAT YOU HAVE COMPLETED METALLURGICAL TESTING IN REGARDS TO YOUR COLUMBUS PROJECT. PLEASE FORWARD TO OUR ENGINEER, AS SUPPLEMENTAL INFORMATION AND NOT AS PART OF YOUR FILING, THE INFORMATION ASSOCIATED WITH YOUR METALLURGICAL TESTING PURSUANT TO PARAGRAPH (C) OF INDUSTRY GUIDE 7. THIS INFORMATION SHOULD INCLUDE, BUT IS NOT LIMITED TO, THE FOLLOWING:

	•	ALL TEST WORK COMPLETED INCLUDING THE IDENTIFICATION NUMBER, SAMPLE SIZE, SAMPLE LOCATION, INITIAL GRADE, METAL(S) RECOVERED, AND RECOVERY FACTOR.

	•	A DETAILED DESCRIPTION OF YOUR RECOVERY FACTOR CALCULATION.

	•	A DETAILED DESCRIPTION AND/OR FLOW SHEET OF YOUR METALLURGICAL PROCESS.

	•	A DETAILED DESCRIPTION OF YOUR PILOT PLANT AND, IF APPLICABLE, OPERATING STATISTICS.

	•	THE INDIVIDUAL OR CONSULTANT RESPONSIBLE FOR THE TEST WORK.

	•	ANY TECHNICAL REPORTS OR DOCUMENTS RELATED TO YOUR METALLURGICAL TESTING.

PLEASE PROVIDE THE NAME AND PHONE NUMBER FOR A TECHNICAL PERSON OUR ENGINEER MAY CALL IF HE HAS TECHNICAL QUESTIONS ABOUT THE REQUESTED INFORMATION. IF THERE ARE ANY QUESTIONS CONCERNING THE ABOVE REQUEST, PLEASE PHONE JOHN COLEMAN, MINING ENGINEER AT (202) 551- 3610.

Northwest Law Group	4
January 11, 2013

United States Securities and Exchange Commission
Attention: John Coleman, Mining Engineer

In response to this comment, we are forwarding, by separate correspondence via overnight courier, supplemental information regarding the Company’s metallurgical testing. The Company has requested, pursuant to Rule 418(b) of the Securities Act of 1933, as amended, and Rule 12b-4 of the Securities Exchange Act of 1934, as amended, that such supplemental information be returned to the Company once the SEC staff has completed its review. The Company also requests that such information be treated confidentially by the SEC pursuant to Regulation 200.83 (17 C.F.R. § 200.83) .

We enclose with this letter the Company’s acknowledgement letter as requested in your comment letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

Enclosures

cc:	Ireland Inc.